SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q15 results

São Paulo, August 13, 2015 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the second quarter of 2015 (2Q15). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2014.

SBSP3: R$ 15.47/share SBS: US$ 4.33 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 10.6 billion Closing quote: 08/13/2015

R$ million

1.    Financial highlights

								R$ million
	2Q15	2Q14	Chg. (R$)%		1H15	1H14	Chg. (R$)%
(+) Gross operating revenue	2,047.2	2,224.0	(176.8)	(7.9)	4,051.7	4,668.4	(616.7)	(13.2)
(+) Construction revenue	904.8	678.7	226.1	33.3	1,493.2	1,210.0	283.2	23.4
(-) COFINS and PASEP taxes	129.1	148.6	(19.5)	(13.1)	253.4	332.3	(78.9)	(23.7)
(=) Net operating revenue	2,822.9	2,754.1	68.8	2.5	5,291.5	5,546.1	(254.6)	(4.6)
(-) Costs and expenses	1,465.1	1,650.8	(185.7)	(11.2)	2,254.3	3,166.4	(912.1)	(28.8)
(-) Construction costs	885.2	664.2	221.0	33.3	1,461.6	1,184.7	276.9	23.4
(+) Equity result	(0.1)	-	(0.1)	-	1.0	(0.3)	1.3	(433.3)
(+) Other operating revenue/expenses, net	11.7	5.2	6.5	125.0	43.8	(37.8)	81.6	(215.9)
(=) Earnings before financial result, income tax and social contribution	484.2	444.3	39.9	9.0	1,620.4	1,156.9	463.5	40.1
(+) Financial result	155.4	(21.6)	177.0	(819.4)	(830.3)	5.9	(836.2)	n.m.
(=) Earnings before income tax and social contribution	639.6	422.7	216.9	51.3	790.1	1,162.8	(372.7)	(32.1)
(-) Income tax and social contribution	302.3	120.3	182.0	151.3	134.6	382.8	(248.2)	(64.8)
Net Income	337.3	302.4	34.9	11.5	655.5	780.0	(124.5)	(16.0)
Earnings per share* (R$)	0.49	0.44			0.96	1.14
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	2Q15	2Q14	Chg. (R$)%		1H15	1H14	Chg. (R$)%
Net income	337.3	302.4	34.9	11.5	655.5	780.0	(124.5)	(16.0)
(-) Income tax and social contribution	302.3	120.3	182.0	151.3	134.6	382.8	(248.2)	(64.8)
(+) Financial result	(155.4)	21.6	(177.0)	(819.4)	830.3	(5.9)	836.2	n.m.
(+) Other operating revenues/expenses, net	(11.7)	(5.2)	(6.5)	125.0	(43.8)	37.8	(81.6)	(215.9)
(=) Adjusted EBIT*	472.5	439.1	33.4	7.6	1,576.6	1,194.7	381.9	32.0
(+) Depreciation and amortization	284.1	222.6	61.5	27.6	537.4	482.9	54.5	11.3
(=) Adjusted EBITDA **	756.6	661.7	94.9	14.3	2,114.0	1,677.6	436.4	26.0
(%) Adjusted EBITDA margin	26.8	24.0			40.0	30.2

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q15, net operating revenue, including construction revenue, reached R$ 2.8 billion; a 2.5% increase compared to 2Q14.

Costs and expenses, including construction costs, totaled R$ 2.4 billion, up by 1.5% compared to R$ 2.3 billion recorded in 2Q14.

Adjusted EBIT, in the amount of R$ 472.5 million, grew 7.6% from R$ 439.1 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 756.6 million, increased 14.3% from R$ 661.7 million recorded in 2Q14 (R$ 3,355.1 million in the last 12 months).

The adjusted EBITDA margin was 26.8% in 2Q15, versus 24.0% in 2Q14 (30.6% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 38.4% in 2Q15 (31.2% in 2Q14 and 42.4% in the last 12 months).

Net income totaled R$ 337.3 million, 11.5% higher than R$ 302.4 million recorded in 2Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.0 billion, a drop of R$ 176.8 million or 7.9%, when compared to the R$ 2.2 billion recorded in 2Q14.

The main factors that led to this variation were:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 231.0 million impact in 2Q15, versus the R$ 88.1 million granted in 2Q14, leading to a decrease of 6.4% in gross operating revenue;

•         Decrease of 7.5% in the Company’s total billed volume (8.3% in water and 6.3% in sewage); and

•         Decrease in the average billed price, due to the migration of clients to lower volume of consumption ranges.

The decline in gross operating revenue was mitigated by the application of contingency tariff, in the amount of R$ 123.0 million, and by the application of the following adjustments:

•         6.5% repositioning tariff index since December 2014; and

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% Extraordinary Tariff Revision) since June 2015, with a 1.5% impact in the quarter.

3. Construction revenue

Construction revenue increased R$ 226.1 million or 33.3%, when compared to 2Q14. The variation was mainly due to higher investments in 2Q15.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and semester-on-semester, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q15	2Q14%		2Q15	2Q14%		2Q15	2Q14%
Residential	358.0	382.0	(6.3)	301.3	319.2	(5.6)	659.3	701.2	(6.0)
Commercial	39.4	42.7	(7.7)	37.5	40.3	(6.9)	76.9	83.0	(7.3)
Industrial	8.0	9.9	(19.2)	9.7	10.9	(11.0)	17.7	20.8	(14.9)
Public	10.7	13.3	(19.5)	8.4	10.3	(18.4)	19.1	23.6	(19.1)
Total retail	416.1	447.9	(7.1)	356.9	380.7	(6.3)	773.0	828.6	(6.7)
Wholesale	52.4	63.1	(17.0)	5.9	6.6	(10.6)	58.3	69.7	(16.4)
Total	468.5	511.0	(8.3)	362.8	387.3	(6.3)	831.3	898.3	(7.5)
	1H15	1H14%		1H15	1H14%		1H15	1H14%
Residential	727.0	792.6	(8.3)	609.9	659.5	(7.5)	1,336.9	1,452.1	(7.9)
Commercial	79.9	87.7	(8.9)	75.6	82.3	(8.1)	155.5	170.0	(8.5)
Industrial	16.5	20.1	(17.9)	19.6	22.0	(10.9)	36.1	42.1	(14.3)
Public	21.2	27.1	(21.8)	16.5	20.9	(21.1)	37.7	48.0	(21.5)
Total retail	844.6	927.5	(8.9)	721.6	784.7	(8.0)	1,566.2	1,712.2	(8.5)
Wholesale	105.7	138.5	(23.7)	12.4	13.1	(5.3)	118.1	151.6	(22.1)
Total	950.3	1,066.0	(10.9)	734.0	797.8	(8.0)	1,684.3	1,863.8	(9.6)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q15	2Q14%		2Q15	2Q14%		2Q15	2Q14%
Metropolitan	267.1	292.8	(8.8)	231.7	251.2	(7.8)	498.8	544.0	(8.3)
Regional (2)	149.0	155.1	(3.9)	125.2	129.5	(3.3)	274.2	284.6	(3.7)
Total retail	416.1	447.9	(7.1)	356.9	380.7	(6.3)	773.0	828.6	(6.7)
Wholesale	52.4	63.1	(17.0)	5.9	6.6	(10.6)	58.3	69.7	(16.4)
Total	468.5	511.0	(8.3)	362.8	387.3	(6.3)	831.3	898.3	(7.5)
	1H15	1H14%		1H15	1H14%		1H15	1H14%
Metropolitan	535.0	601.9	(11.1)	462.6	514.1	(10.0)	997.6	1,116.0	(10.6)
Regional (2)	309.6	325.6	(4.9)	259.0	270.6	(4.3)	568.6	596.2	(4.6)
Total retail	844.6	927.5	(8.9)	721.6	784.7	(8.0)	1,566.2	1,712.2	(8.5)
Wholesale	105.7	138.5	(23.7)	12.4	13.1	(5.3)	118.1	151.6	(22.1)
Total	950.3	1,066.0	(10.9)	734.0	797.8	(8.0)	1,684.3	1,863.8	(9.6)

(1) Unaudited

(2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 2Q15, costs, administrative and selling expenses, grew 1.5% (R$ 35.3 million). Excluding construction costs, total costs and expenses dropped 11.2%. As a percentage of net revenue, cost and expenses were 84.1% in 2Q14 and 83.3% in 2Q15.

								R$ million
	2Q15	2Q14	Chg. (R$)%		1H15	1H14	Chg. (R$)%
Payroll and benefits	528.8	551.4	(22.6)	(4.1)	1,063.4	1,048.1	15.3	1.5
Supplies	43.1	46.9	(3.8)	(8.1)	91.7	94.1	(2.4)	(2.6)
Treatment supplies	63.6	64.6	(1.0)	(1.5)	135.9	134.3	1.6	1.2
Services	270.0	351.6	(81.6)	(23.2)	566.0	666.2	(100.2)	(15.0)
Electric power	208.3	144.5	63.8	44.2	367.4	284.5	82.9	29.1
General expenses	48.7	190.0	(141.3)	(74.4)	103.1	342.7	(239.6)	(69.9)
Tax expenses	18.3	17.6	0.7	4.0	38.2	37.3	0.9	2.4
São Paulo state government reimbursement	-	-	-	-	(696.3)	-	(696.3)	-
Sub-total	1,180.8	1,366.6	(185.8)	(13.6)	1,669.4	2,607.2	(937.8)	(36.0)
Depreciation and amortization	284.1	222.6	61.5	27.6	537.4	482.9	54.5	11.3
Credit write-offs	0.2	61.6	(61.4)	(99.7)	47.5	76.3	(28.8)	(37.7)
Sub-total	284.3	284.2	0.1	0.0	584.9	559.2	25.7	4.6
Costs and expenses	1,465.1	1,650.8	(185.7)	(11.2)	2,254.3	3,166.4	(912.1)	(28.8)
Construction costs	885.2	664.2	221.0	33.3	1,461.6	1,184.7	276.9	23.4
Costs, adm., selling and construction expenses	2,350.3	2,315.0	35.3	1.5	3,715.9	4,351.1	(635.2)	(14.6)
% of net revenue	83.3	84.1			70.2	78.5

5.1. Payroll and benefits

In 2Q15 payroll and benefits dropped R$ 22.6 million or 4.1%, due to the following:

•         R$ 15.9 million in provisions for severance payments (TAC); and

•         R$ 10.7 million in expenses related to the Profit Sharing Program, due to a higher reversion of provision in 2Q15, as a result of achievements lower than the targets estimated for the period.

The average wage increase of 6.8%, since May 2014 and of 9.7% since May 2015 were offset by the 4.4% drop in the number of employees, that reduced from 14,799 in 2Q14 to 14,147 this quarter.

5.2. Supplies

In 2Q15, expenses with supplies decreased R$ 3.8 million or 8.1%, from R$ 46.9 million to R$ 43.1 million, mostly due to lower use of materials in preventive and corrective maintenance in several water and sewage systems, thus, resulting in a reduction of R$ 3.0 million.

5.3. Services

Services expenses, in the amount of R$ 270.0 million, dropped R$ 81.6 million or 23.2%, in comparison to R$ 351.6 million in 2Q14. The main factors were:

•         Advertising campaigns, in the amount of R$ 38.3 million, mainly due to the intensification in 2Q14, for the rational use of water;

•         Estimate of service expenses, totaling R$ 22.1 million, especially due to the lower expense related to advertising campaigns in 2Q15; and

•         Expenses with risk contracts for credit recovery, in the amount of R$ 7.8 million.

5.4. Electric power

Electric power expenses totaled R$ 208.3 million, an increase of R$ 63.8 million or 44.2% in comparison to the R$ 144.5 million in 2Q14, chiefly due to the following:

•         Average increase of 82.0% in the regulated market tariffs (ACR), with a 10.3% decrease in consumption; and

•         Average increase of 210.4% in the grid market tariffs (TUSD).

The regulated market (ACR) accounts for 69.2% of the total electric power consumed by the Company, while the grid market represents 11.5% of total consumption.

5.5. General expenses

General expenses dropped R$ 141.3 million or 74.4%, totaling R$ 48.7 million, versus the R$ 190.0 million recorded in 2Q14 mainly due to:

•         R$ 117.8 million decrease in the provision for lawsuits; and

•         Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 13.3 million, as a result of the decrease in revenues with the municipality of São Paulo.

5.6. Depreciation and amortization

R$ 61.5 million increase or 27.6%, reaching R$ 284.1 million in comparison to the R$ 222.6 million recorded in 2Q14, mostly related to the addition intangible assets in operation.

5.7. Credit write-offs

Credit write-offs decreased R$ 61.4 million, especially due to higher allowance for losses occurred in 2Q14, in municipalities served with water on wholesale basis.

6. Other operating revenues and expenses, net

Other net operational revenues and expenses reported an upturn of R$ 6.5 million, mainly due to the gain from selling surplus energy in 2Q15, in the amount of R$ 9.7 million.

7. Financial result

				R$ million
	2Q15	2Q14	Chg.	%
Financial expenses, net of revenues	(64.5)	(74.4)	9.9	(13.3)
Net monetary and exchange variation	219.9	52.8	167.1	316.5
Financial result	155.4	(21.6)	177.0	(819.4)

7.1. Financial revenues and expenses

				R$ million
	2Q15	2Q14	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(25.1)	(23.1)	(2.0)	8.7
Interest and charges on domestic loans and financing	(81.0)	(79.9)	(1.1)	1.4
Other financial expenses	(48.9)	(45.3)	(3.6)	7.9
Total financial expenses	(155.0)	(148.3)	(6.7)	4.5
Financial revenues	90.5	73.9	16.6	22.5
Financial expenses net of revenues	(64.5)	(74.4)	9.9	(13.3)

7.1.1. Financial expenses

Financial expenses grew R$ 6.7 million. The main reasons were:

•         R$ 3.3 million upturn in other financial expenses, mainly due to the increased recognition of interest arising from the startup of a sewage treatment station, financed through leasing; and

•         R$ 2.0 million increase in interest and charges on international loans and financing, especially due to the total debt increase, resulting from new funding.

7.1.2. Financial revenues

Financial revenues increased R$ 16.6 million, due to interest mainly over instalment agreement in 2Q15.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q15	2Q14	Chg.	%
Currency exchange variation on loans and financing	208.9	84.2	124.7	148.1
Monetary variation on loans and financing	(41.6)	(28.9)	(12.7)	43.9
Other monetary variations	17.8	(13.1)	30.9	(235.9)
Monetary/exchange rate variation on liabilities	185.1	42.2	142.9	338.6
Monetary/exchange rate variation on assets	34.8	10.6	24.2	228.3
Monetary/exchange rate variation, net	219.9	52.8	167.1	316.5

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2Q15 was R$ 142.9 million, higher than in 2Q14, especially due to:

•         An increase of R$ 124.7 million in expenses with exchange rate change on loans and financing, due to a higher depreciation of the US dollar and the Yen versus the Brazilian Real in 2Q15 (3.3% and 5.0%, respectively), when compared to the depreciation recorded in 2Q14 (2.7% and 1.0%, respectively);

•         R$ 30.9 million decrease in other monetary variation expenses, chiefly due to the reversion of R$ 25.6 million regarding provision for lawsuits in 2T15; and

•         An upturn of R$ 12.7 million in expenses with monetary variation on loans and financing, due to the increase in the IPCA in 2Q15 compared to 2Q14 (2.26% and 1.54%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 24.2 million increase, mainly due to the monetary updates on judicial deposits.

8. Income tax and social contribution

Recorded a R$ 182.0 million upturn, due to the increase in taxable income in 2Q15 and to the impacts of deferred income tax and social contribution, versus 2Q14.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 14.6% in the quarter and 18.1% in the semester.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 272 liters/connection x day versus 356 liters/connection x day on the same period last year.

This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

.

Operating indicators *	2Q15	2Q14%
Water connections (1)	8,310	8,100	2.6
Sewage connections (1)	6,753	6,542	3.2
Population directly served - water (2)	25.4	25.1	1.2
Population directly served - sewage (2)	22.6	22.1	2.3
Number of employees	14,147	14,799	(4.4)
Water volume produced - quarter (3)	606	710	(14.6)
Water volume produced - semester (3)	1,219	1,488	(18.1)
IPM - Measured water loss (%)	28.5	30.8	(7.5)
IPDt (liters/connection x day)	272	356	(23.6)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)      Unaudited

9.2. Financial

Economic Indexes * (quarter end)	2Q15	2Q14
Amplified Consumer Price Index (IPCA) - %	2.26	1.54
Referential Rate (TR) - %	0.40	0.15
Interbank Deposit Certificate (CDI) - %	13.64	10.80
US DOLAR (R$)	3.1026	2.2025
YEN (R$)	0.02541	0.0218

(*)     Unaudited

10. Loans and financing

On June 24, 2015, the Company fully redeemed the 16th debenture issue, totaling R$ 500 million. No premium was paid.

								R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	34.1	71.8	76.3	80.6	84.0	87.6	741.8	1,176.2
Debentures	61.6	359.5	883.7	595.2	685.7	380.2	575.2	3,541.1
BNDES	27.0	68.8	73.8	73.7	73.7	56.1	286.7	659.8
Commercial Leasing	5.9	19.5	20.6	21.7	23.0	25.1	387.9	503.7
Others	0.3	0.6	0.7	0.6	-	-	-	2.2
Interest and charges	57.0	29.4	-	-	-	-	-	86.4
Local market total	185.9	549.6	1,055.1	771.8	866.4	549.0	1,991.6	5,969.4
International market
BID	59.2	118.4	172.1	94.2	94.2	94.2	1,085.2	1,717.5
BIRD	-	-	-	-	4.7	9.5	127.7	141.9
Eurobonds	-	434.2	-	-	-	1,081.4	-	1,515.6
JICA	27.8	55.6	56.6	57.6	83.3	83.3	951.1	1,315.3
BID 1983AB	-	74.3	74.3	74.0	54.9	54.2	70.6	402.3
Interest and charges	29.4	-	-	-	-	-	-	29.4
International market total	116.4	682.5	303.0	225.8	237.1	1,322.6	2,234.6	5,122.0
Total	302.3	1,232.1	1,358.1	997.6	1,103.5	1,871.6	4,226.2	11,091.4

11. Capex

In the second quarter of 2015 R$ 969.6 million were invested, totaling R$ 1.5 billion investments in the first six months of 2015.

12. Conference calls

In Portuguese

August 18, 2015

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 3728-5971 ou

55 (11) 3127-4971

Code: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Code: 60830050

Click here to access the webcast

In English

August 18, 2015

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10067911

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2Q15	2Q14
Gross Operating Revenue	2,952,002	2,902,766
Water Supply - Retail	1,116,535	1,148,197
Water Supply - Wholesale	11,261	59,220
Sewage Collection and Treatment	880,702	973,299
Sewage Collection and Treatment - Wholesale	4,816	6,883
Construction Revenue - Water	551,489	280,864
Construction Revenue - Sewage	353,271	397,886
Other Services	33,928	36,417
Taxes on Sales and Services - COFINS and PASEP	(129,150)	(148,613)
Net Operating Revenue	2,822,852	2,754,153
Operating Costs	(2,105,409)	(1,830,133)
Gross Profit	717,443	924,020
Operating Expenses
Selling	(146,971)	(215,232)
Administrative	(97,932)	(269,704)
Other operating revenue (expenses), net	11,777	5,209
Operating Income Before Shareholdings	484,317	444,293
Equity Result	(115)	49
Earnings Before Financial Results, net	484,202	444,342
Financial, net	(53,569)	(105,534)
Exchange gain (loss), net	208,961	83,957
Earnings before Income Tax and Social Contribution	639,594	422,765
Income Tax and Social Contribution
Current	(225)	(135,474)
Deferred	(302,054)	15,131
Net Income (loss) for the period	337,315	302,422
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.49	0.44
Depreciation and Amortization	(284,087)	(222,594)
Adjusted EBITDA	756,512	661,727
% over net revenue	26.8%	24.0%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2015	12/31/2014
Current assets
Cash and cash equivalents	803,031	1,722,991
Trade accounts receivable	1,144,774	1,034,820
Accounts receivable from related parties	128,407	121,965
Inventories	55,330	66,487
Restricted cash	20,171	19,750
Recoverable taxes	112,331	148,768
Other accounts receivable	199,222	100,664
Total current assets	2,463,266	3,215,445

Noncurrent assets
Trade accounts receivable	165,243	189,458
Accounts receivable from related parties	689,267	102,018
Escrow deposits	81,614	69,488
Deferred income tax and social contribution	75,100	209,478
Water National Agency – ANA	127,855	122,634
Other accounts receivable	81,319	87,286

Investments	24,134	21,223
Investment properties	61,549	54,039
Intangible assets	27,043,222	25,979,526
Property, plant and equipment	307,434	304,845
Total noncurrent assets	28,656,737	27,139,995

Total assets	31,120,003	30,355,440

LIABILITIES AND EQUITY	06/30/2015	12/31/2014
Current liabilities
Trade payables and contractors	254,389	323,513
Current portion of long-term loans and financing	859,871	1,207,126
Accrued payroll and related charges	353,717	387,971
Taxes and contributions	70,590	74,138
Interest on shareholders' equity payable	126,887	214,523
Provisions	597,144	625,092
Services payable	302,680	318,973
Public-Private Partnership – PPP	38,977	38,047
Program Contract Commitments	201,762	189,551
Other liabilities	86,073	101,642
Total current liabilities	2,892,090	3,480,576

Noncurrent liabilities
Loans and financing	10,231,564	9,578,641
Deferred Cofins and Pasep	131,135	129,351
Provisions	378,834	595,255
Pension obligations	2,810,893	2,729,598
Public-Private Partnership – PPP	504,378	330,236
Program Contract Commitments	41,790	18,208
Other liabilities	191,425	189,172
Total noncurrent liabilities	14,290,019	13,570,461

Total liabilities	17,182,109	17,051,037

Equity
Capital stock	10,000,000	10,000,000
Earnings reserves	3,672,149	3,694,151
Other comprehensive income	(389,748)	(389,748)
Accrued earnings	655,493	-
Total equity	13,937,894	13,304,403

Total equity and liabilities	31,120,003	30,355,440

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun/2015	Jan-Jun/2014
Cash flow from operating activities
Profit before income tax and social contribution	790,096	1,162,789
Adjustment for:
Depreciation and amortization	537,395	482,852
Residual value of property, plant and equipment and intangible assets written-off	3,491	1,801
Allowance for doubtful accounts	47,520	76,328
Provision and inflation adjustment	(171,045)	95,467
GESP Agreement	(696,283)	-
Interest calculated on loans and financing payable	232,201	216,351
Inflation adjustment and foreign exchange gains (losses) on loans and financing	773,054	(139,278)
Interest and inflation adjustment losses	12,123	10,850
Interest and inflation adjustment gains	(28,367)	(5,626)
Financial charges from customers	(111,328)	(99,846)
Margin on intangible assets arising from concession	(31,627)	(25,287)
Provision for Consent Decree (TAC)	(43,148)	23,986
Equity result	(999)	319
Provision from São Paulo agreement	(3,808)	(18,051)
Provision for defined contribution plan	4,605	3,515
Pension obligations	164,130	144,647
Other adjustments	(2,298)	60,967
	1,475,712	1,991,784
Changes in assets
Trade accounts receivable	(18,269)	262,977
Accounts receivable from related parties	13,019	30,566
Inventories	11,045	(256)
Recoverable taxes	36,437	-
Escrow deposits	14,978	10,345
Other accounts receivable	(12,408)	(39,123)
Changes in liabilities
Trade payables and contractors	(15,114)	(18,357)
Services received	(12,485)	28,966
Accrued payroll and related charges	8,894	7,843
Taxes and contributions payable	11,317	(87,530)
Deferred Cofins/Pasep	1,784	1,563
Provisions	(73,324)	(123,598)
Pension obligations	(82,835)	(78,824)
Other liabilities	(16,827)	(13,121)

Cash generated from operations	1,341,924	1,973,235

Interest paid	(389,020)	(307,106)
Income tax and contribution paid	(17,743)	(388,216)

Net cash generated from operating activities	935,161	1,277,913

Cash flows from investing activities
Acquisition of intangibles	(1,196,001)	(1,130,122)
Restricted cash	(421)	(10,130)
Investment increase	243	(17)
Purchases of tangible assets	(14,784)	(52,135)
Dividends received	1,526	-
Net cash used in investing activities	(1,209,437)	(1,192,404)

Cash flow from financing activities
Loans and financing
Proceeds from loans	388,012	795,911
Repayments of loans	(876,443)	(326,390)
Payment of interest on shareholders'equity	(106,985)	(467,439)
Public-Private Partnership – PPP	(11,333)	(9,921)
Program Contract Commitments	(38,935)	(35,960)
Net cash generated by financing activities	(645,684)	(43,799)

Cash reduce and cash equivalents	(919,960)	41,710

Represented by:
Cash and cash equivalents at beginning of the period	1,722,991	1,782,001
Cash and cash equivalents at end of the period	803,031	1,823,711
Cash reduce and cash equivalents	(919,960)	41,710

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 13, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.